U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

      General form for registration of securities of small business issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             October Project I Corp.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   Applied For
                      (I.R.S. Employer Identification No.)

              7695 SW 104th Street, Suite 210, Miami, Florida 33156
               (Address of principal executive offices) (Zip Code)

                                 (305) 633-3333
                           (Issuer's telephone number)

         Securities to be registered under Section 12(b) of the Act: |_| Securities to be registered under Section 12(g) of the Act: |X|

             Title of each class to be so registered: Common Stock,
                           $0.001 par value per share

         Name of each exchange on which each class is to be registered:
                      National Quotation Bureau Pink Sheets

                                TABLE OF CONTENTS

Part I

Item 1.     Description of Business..........................................3

Item 2.     Plan of Operation................................................7

Item 3.     Description of Property..........................................7

Item 4.     Security Ownership of Certain Beneficial
            Owners and Management............................................8

Item 5.     Directors, Executive Officers, Promoters
            and Control Persons..............................................9

Item 6.     Executive Compensation..........................................10

Item 7.     Certain Relationships and Related Transactions..................10

Item 8.     Description of Securities.......................................10

Part II

Item 1.     Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters.....................12

Item 2.     Legal Proceedings...............................................13

Item 3.     Changes in and Disagreements with Accountants...................13

Item 4.     Recent Sales of Unregistered Securities.........................13

Item 5.     Indemnification of Directors and Officers.......................14

Part F/S

Financial Statements........................................................15

Part III

Item 1.     Index to Exhibits.................................................

Item 2.     Description of Exhibits...........................................

Signatures....................................................................

To simplify the language in this Registration Statement, October Project I Corp. is referred to herein as the "Company" or "We."

Item 1. Description of Business.

Business Development.

We were incorporated in the State of Florida on September 24, 1997. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. We have never had any specific products or offered services.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

We are voluntarily registering a class of our securities on this Form 10-SB registration statement, although we are not required to do so pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). U.S. Securities and Exchange Commission ("the Commission" or "Commission") approval of a Form 10-SB will obligate us to file reports subject to Exchange Act Section
13. If we become a reporting company, we may be able to attract a business opportunity candidate that wishes to achieve the status of an Exchange Act registered corporation and of establishing a public market for its common stock. There can be no assurance, however, that the foregoing assumption is correct.

We have neither conducted, nor have others made available to us, market research indicating whether any demand exists for such transactions. Moreover, we do not have, and do not plan to have, or plan to establish, a marketing organization. Even if demand for such a business opportunity is identified, there is no assurance that we will be successful in its completion.

Competition.

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in reverse mergers and reverse acquisitions of companies. These firms are in a better competitive position than our company to attract desirable business opportunity candidates. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities. Consequently, we will be at a competitive disadvantage in identifying and successfully completing possible business opportunities.

Intellectual Property.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

We cannot anticipate or determine the effect of many possible governmental regulations, including environmental laws, because we have not determined the type of business we will be engaged in. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan, described herein. We are not making a "blank check" offering; we are registering a class of our securities on this Form 10-SB registration statement. We currently have no plans to conduct a "blank check" offering. However, upon consummation of a business opportunity, our business opportunity candidate may elect to do so.

The transferability of our common stock is limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies within that state. The following states have enacted such regulations: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, may not register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales of securities of a "blank check" company. Therefore, we currently have no plans to register any of our securities for sale within any particular state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no applicable resale exemption is available. We do not anticipate that a secondary trading market for our securities will develop in any state until a business opportunity is consummated, if at all.

Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities, which minimize the federal and state tax consequences of both our Company and the target entity; however, there can be no assurance that the business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Companies subject to Exchange Act Sections 13 and 15(d) are required to provide information about significant acquisitions, including certified audited financial statements of the acquired company for one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some business opportunities to prepare audited financial statements may preclude consummation of an otherwise desirable business opportunity.

Employees.

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with Mr. Eric Littman, our President and Sole Director. Mr. Littman is involved in other full-time business activities, including a full-time private law practice, and directs our operations on a part time basis. Mr. Littman receives no compensation for his services.

Item 2. Plan of Operation.

We have no operations and or revenues. If this registration statement clears Commission comments in the next twelve months, we plan to seek business opportunity candidates. Otherwise, we expect to remain without operations and without accepting offers from any business opportunity candidate.

We currently have no particular contemplated business opportunity. As of the date of this registration statement, we have not entered into negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding any business opportunity between us and such other company.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. Our management will have complete discretion selecting an appropriate business opportunity.

Available business opportunities may occur in many different industries, which are in various stages of development. Accordingly, comparative investigation and analysis of such business opportunities is difficult and complex. We do not and will not have any capital to attract the owners of business opportunities who desire significant cash or other assets. However, we believe that the opportunity to acquire a controlling ownership interest in a publicly registered company may attract a business opportunity that does not wish to incur the cost and time involved in an initial public offering or registration as a fully reporting public company. The owners of the business opportunities will, however, incur significant legal and accounting costs associated with Commission and state reporting requirements, agreements and other documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements. Our management has not conducted market research and is not aware of any market data that would support any such perceived benefits for a business opportunity owner.

Our management believes that our plan of operations will be conducted through the efforts of Mr. Littman, our President and Sole Director, and will not require any additional funds. It is anticipated that Mr. Littman will furnish our company with business opportunity candidates. We do not plan to use any notices or advertisements in our search for business opportunities. Mr. Littman (or persons under his direction) will investigate specific business opportunities and negotiate, draft and execute relevant agreements, disclosure documents and other instruments.

We will not be able to expend a significant amount of funds on a complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by our present management as interest-free loans to the Company. However, we expect that repayment of these loans will be derived solely from consummation of a business opportunity. The repayment of any loans made to the Company will not impede, or be made conditional in any manner to, consummation of a business opportunity.

We believe that there is a demand by non-public corporations for shell corporations that are publicly held registered companies. We believe that demand for shell corporations has increased dramatically since the Commission imposed stringent requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. However, there is no assurance that the foregoing assumption is accurate or correct.

Prior to making a decision to recommend to shareholders participation in a business opportunity, we plan to obtain written materials regarding the business opportunity including, a description of products, services and company history; management resumes; financial information; available projections with related assumptions; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and our affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other relevant information.

We currently do not plan to raise capital by any means whatsoever. Further, prior to the location of a business opportunity, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. We anticipate that any securities issued as a result of consummation of a business opportunity will be issued in reliance upon a registration exemption under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company.

Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the future value of our securities, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any significant changes in the number of company's employees. According to contractual terms contemplated between our company and the business opportunity, our present management and shareholders will likely loose control of our Company. In addition, our directors may resign and be replaced by new directors without a shareholder vote of our shareholders or may sell their stock in the Company.

We seek to expand our operations through consummation of a currently unidentified business opportunity, which entails risks that purchasers of our securities will not have a basis to evaluate. We plan to expand our operations with companies that will complement or enhance our Company's business. We cannot assure that we will be able to ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific merits or risks of any potential business opportunity that we may undertake.

Item 3. Description of Property.

We currently have no material assets, lease or any real or personal property. We currently occupy office space owned by our President and Sole Director, Mr. Eric Littman, without charge, at 7695 SW 104th Street, Suite 210, Miami, Florida 33156.

There are no preliminary agreements or an understanding regarding the office facility after the business opportunity is completed. Upon closure of a business opportunity, we plan to relocate to our business opportunity office.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of January 21, 2000, there were 5,000,000 Shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. To the best of our knowledge, each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners(1)(3):

-------------------------------------------------------------------------------------------------
Title of Class           Beneficial Owner          Amount of Ownership    Nature of    Percent of
                                                                          Ownership       Class
-------------------------------------------------------------------------------------------------
Common Stock    Mr. Denis Sturm                      1,000,000 Shares       Direct        20.0%
                7695 SW 104th Street, Suite 210
                Miami, Florida 33156
-------------------------------------------------------------------------------------------------
Common Stock    Mr. Eric Littman, President          3,965,000 Shares       Direct        79.3%
                7695 SW 104th Street, Suite 210
                Miami, Florida 33156
-------------------------------------------------------------------------------------------------

Security Ownership of Management(2):

-------------------------------------------------------------------------------------------------
Title of Class           Beneficial Owner          Amount of Ownership    Nature of    Percent of
                                                                          Ownership       Class
-------------------------------------------------------------------------------------------------
Common Stock    Mr. Eric Littman, President          3,965,000 Shares       Direct        79.3%
                7695 SW 104th Street, Suite 210
                Miami, Florida 33156
-------------------------------------------------------------------------------------------------
TOTAL           Officers and Directors (1)           3,965,000 Shares       Direct        79.3%
-------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our Board of Directors. The resulting change in control of our Company could result in the removal of all or some of our present management and a corresponding reduction or elimination of their participation in the future affairs of our Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Mr. Eric Littman, 45 years of age, is our only officer and director. Mr. Littman has served as Director of the Company since our inception. His current term as Director expires, subject to re-election, on June 30, 2000. Mr. Littman has served as President, Secretary, and Treasurer since his election on September 25, 1997. Mr. Littman is an attorney who has been practicing at his own law firm in Miami, Florida for the past five years. He currently holds no directorships in any reporting companies.

Other than those mentioned above, we have no employees and do not anticipate hiring any in the future. There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.

----------------------------------------------------------------------------------------
Summary Compensation Chart    Annual Compensation           Long Term Compensation
----------------------------------------------------------------------------------------
                                                     Restricted
                             Salary  Bonus   Other     Stock    Options  L/Tip     All
   Name & Position     Year    ($)     ($)     ($)     Awards     ($)      ($)    Other
----------------------------------------------------------------------------------------
Eric Littman,          1998     0       0       0         0        0        0       0
President & Director   1999     0       0       0         0        0        0       0
----------------------------------------------------------------------------------------

Item 7. Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 3,965,000 shares of our common stock to Eric Littman, our President and Sole Director, for his services rendered in formation of the Company. (See Item 10. Recent Sales of Unregistered Securities). Other than this transaction, we have not entered into transactions with any promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We will not merge into or acquire another company in which our management or affiliates or associates directly or indirectly have an ownership interest.

Item 8. Description of Securities.

Qualification.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws, as amended.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 50,000,000 common shares, $.001 par value per common share. There are currently 5,000,000 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There is no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There is no established public trading market for our securities. The National Quotation Bureau cleared our common stock for quotation on the pink sheets on December 29, 1999. Other than involvement by our initial market maker, J. Alexander Securities, of submitting our application for listing on the National Quotation Bureau pink sheets, we have had no market maker involvement in our securities. We have not had discussions or understandings with any market maker and do not plan to encourage and request any other parties to make a market in our common stock. There has been no bid or ask for our securities since they have been quoted on the pink sheets. None of our common stock is subject to outstanding options or warrants to purchase shares of the Company. We currently have no shares of preferred stock outstanding.

There are 35,000 shares of our common stock held by non-affiliates that are available to be sold pursuant to Rule 144 under the Securities Act without any volume limitations. There are 3,965,000 shares of our common stock held by Eric Littman, our President and Sole Director, and 1,000,000 shares of our common stock held by Denis Sturn, an affiliate, that are restricted securities eligible to be sold subject to the volume limitations provided in Rule 144 of the Securities Act. There is no common equity of our Company being offered subject to an employee benefit plan.

Blue Sky Considerations.

The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that our current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. If an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, that seller or broker-dealer may be liable civilly or criminally under that particular state's laws. Accordingly, existing shareholders should exercise caution in the resale of their shares of common stock.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by the penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had thirty-seven (37) holders of record of our common stock. There is currently one class of common stock outstanding.

Item 2. Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant has been Barry Friedman C.P.A.

Item 4. Recent Sales of Unregistered Securities.

On October 25, 1997, we issued 3,965,000 shares of our common stock to Eric Littman for legal services rendered to our Company and costs advanced in the formation of our Company. These legal services have an approximate value of $2,000.00. On October 25, 1997, we issued 1,000,000 shares of our common stock to Denis Sturm in consideration of services to be rendered by Mr. Sturm. In addition, we issued 35,000 shares of our common stock on the same date to prior associates of Mr. Littman for minimal cash and services to be rendered to the Company.

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believed this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; Mr. Littman had a prior relationship with each of our shareholders. In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five unaccredited investors.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.

PART III

                               INDEX TO EXHIBITS

--------------------------------------------------------------------------------
Exhibit  Description                                                Page Number
--------------------------------------------------------------------------------
3.1      Articles of Incorporation                                  E-1
--------------------------------------------------------------------------------
3.2      Bylaws
--------------------------------------------------------------------------------
4        Share Certificate
--------------------------------------------------------------------------------
27       Financial Data Schedule
--------------------------------------------------------------------------------

                             OCTOBER PROJECT I CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                            Page

Independent Auditor's Report............................................      1

Balance Sheet...........................................................      2

Statement of Operations and Retained Earnings (Deficit).................      3

Statement of Stockholders' Equity.......................................      4

Statement of Cash Flows.................................................      5

Notes to Financial Statements...........................................    6-9

                          INDEPENDENT AUDITOR'S REPORT

Shareholders and Board of Directors
October Project I Corp.
Miami, Florida

      I have audited the accompanying balance sheet of October Project I Corp., (a Development Stage Company) as of December 31, 1999, and the related statements of operations and retained earnings (deficit), stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of October Project I Corp., as of December 31, 1998, were audited by other auditors whose report, dated November 22, 1999, expressed an unqualified opinion on those statements.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of October Project I Corp. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ Larry Wolfe
                                          LARRY WOLFE
                                          Certified Public Accountant

Miami, Florida
January 20, 2000

                             OCTOBER PROJECT I CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

                                                              1999       1998
                                                             -------    -------

                                     ASSETS

Current Assets:

Total Current Assets                                         $    --    $    --
                                                             -------    -------

      Total Assets                                           $    --    $    --
                                                             =======    =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Total Current Liabilities                                    $    --    $    --
                                                             -------    -------

      Total Liabilities                                      $    --    $    --
                                                             -------    -------

Stockholders' Equity:

Capital Stock -
  Common stock - $.001 par value
  50,000,000 shares authorized, 5,000,000
  shares issued and outstanding                              $ 5,000    $ 5,000

(Deficit) accumulated during the development stage            (5,000)    (5,000)
                                                             -------    -------

      Total Stockholders' Equity                             $    --    $    --
                                                             -------    -------

      Total Liabilities and Stockholders' Equity             $    --    $    --
                                                             =======    =======

See accompanying Notes to Financial Statements.

                             OCTOBER PROJECT I CORP.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                         1999           1998

Revenue
                                                     $        --    $        --

Operating Expenses                                            --             --
                                                     -----------    -----------

      Net Income (Loss)                              $        --    $        --

Retained Earnings (Deficit), Beginning of Period          (5,000)        (5,000)
                                                     -----------    -----------

Retained Earnings (Deficit), End of Period           $    (5,000)   $    (5,000)
                                                     ===========    ===========

Per share information:
   Basic and diluted income (loss) per share         $        --    $        --
                                                     ===========    ===========

Weighted average shares outstanding                    5,000,000      5,000,000
                                                     ===========    ===========

See accompanying Notes to Financial Statements.

                             OCTOBER PROJECT I CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE TWO YEARS ENDED DECEMBER 31, 1999

                                             Common Stock
                        Total          --------------------------    Capital in
                     Stockholders'       Number                       Excess of    Accumulated
                        Equity         of Shares         Amount       Par Value     (Deficit)
                        ------         ---------         ------       ---------     ---------
Balance, December
   31, 1997            $     --        5,000,000        $   5,000     $      --     $  (5,000)

Net Profit (Loss)
   Year Ended De-
   cember 31, 1998           --               --               --            --            --
                       --------        ---------        ---------     ---------     ---------

Balance, December
   31, 1998            $     --        5,000,000        $   5,000     $      --     $  (5,000)

Net Profit (Loss)
   Year Ended De-
   cember 31, 1999           --               --               --            --            --
                       --------        ---------        ---------     ---------     ---------

Balance, December
   31, 1999            $     --        5,000,000        $   5,000     $      --     $  (5,000)
                       ========        =========        =========     =========     =========

See accompanying Notes to Financial Statements.

                             OCTOBER PROJECT I CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                    FOR THE TWO YEARS ENDED DECEMBER 31, 1999

                                                                1999      1998
                                                               -------   -------

Cash Flows From Operating Activities:

Net Income (Loss)                                              $    --   $    --
Adjustment to reconcile net income to net cash provided
   by operating activities                                          --        --
                                                               -------   -------

      Net Cash Provided By (Used in)
         Operating Activities                                  $    --   $    --
                                                               -------   -------

Cash Flows From Investing Activities:

Net cash provided by (used in) investing activities            $    --   $    --
                                                               -------   -------

Cash Flows From Financing Activities:

Net cash provided by (used in) financing activities            $    --   $    --
                                                               -------   -------

Net increase in cash and cash equivalents                      $    --   $    --

Cash and cash equivalents at the beginning of the year              --        --
                                                               -------   -------

Cash and cash equivalents at the end of the year               $    --   $    --
                                                               =======   =======

Additional Cash Flow Information:

Cash paid during the period for:
   Interest (non-capitalized)                                  $    --   $    --
                                                               -------   -------
   Income taxes
                                                               $    --   $    --
                                                               -------   -------

See accompanying Notes to Financial Statements.

                             OCTOBER PROJECT I CORP.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      1.    Organization -

            The Company was incorporated in Florida on September 24, 1997. The Company is in its development stage and to date its activities have been limited to organization and capital formation.

      2.    Intangible Assets -

            The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

      3.    Income Per Share -

            Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

      4.    Cash -

            For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

October Project I Corp.
Notes to Financial Statements (Continued)                      December 31, 1999


      5.    Use of Estimates -

            The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

      6.    Financial Instruments -

            The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

      7.    Stock-Based Compensation -

            The Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during any period presented.

      8.    Comprehensive Income -

            SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

      9.    Costs of Computer Software -

            In March 1998, the American Institute of Certified Public Accountants issued Statement

October Project I Corp.
Notes to Financial Statements (Continued)                      December 31, 1999


            of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

            Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

      10.   Segments -

            Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

      11.   Pensions and Other Post-Retirement Benefits -

            Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-Retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

            The Company has not initiated benefit plans to date which would require disclosure under the statement.

      12.   Derivative Instruments -

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is

October Project I Corp.
Notes to Financial Statements (Continued)                      December 31, 1999


            required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

NOTE B - STOCKHOLDERS' EQUITY

            On September 25, 1997 the Company issued 5,000,000 shares of its $.001 par value common stock for services with a fair value of $5,000.

NOTE C - RELATED PARTY TRANSACTIONS

            The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

NOTE D - GOING CONCERN

            The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE E - WARRANTS AND OPTIONS

            There are no warrants or options outstanding to acquire any additional shares of common stock.